Amounts in USD

Dates

Collection Period No.	12			
Collection Period (from... to)	1-Sep-2026	30-Sep-2026		
Determination Date	13-Oct-2026			
Record Date	14-Oct-2026			
Payment Date	15-Oct-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Sep-2026	15-Oct-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2026	15-Oct-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	160,000,000.00	113,638,544.47	102,147,826.02	11,490,718.45	71.816990	0.638424
Class A-2B Notes	315,000,000.00	223,725,884.41	201,103,532.45	22,622,351.96	71.816990	0.638424
Class A-3 Notes	475,000,000.00	475,000,000.00	475,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,500,000.00	77,500,000.00	77,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,327,500,000.00**	**889,864,428.88**	**855,751,358.47**	**34,113,070.41**		
Overcollateralization	172,500,165.46	195,000,021.51	195,000,021.51			
Total Securitization Value	**1,500,000,165.46**	**1,084,864,450.39**	**1,050,751,379.98**			
present value of lease payments	720,980,956.19	398,297,076.84	374,736,012.23			
present value of Base Residual Value	779,019,209.27	686,567,373.55	676,015,367.75			

	Amount	Percentage
Initial Overcollateralization Amount	172,500,165.46	11.50%
Target Overcollateralization Amount	195,000,021.51	13.00%
Current Overcollateralization Amount	195,000,021.51	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	3.860000%	365,537.32	2.284608	11,856,255.77	74.101599
Class A-2B Notes	4.018500%	749,202.06	2.378419	23,371,554.02	74.195410
Class A-3 Notes	3.880000%	1,535,833.33	3.233333	1,535,833.33	3.233333
Class A-4 Notes	3.930000%	253,812.50	3.275000	253,812.50	3.275000
Total		**2,904,385.21**		**$37,017,455.62**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,000,157.19**	**1,009,864,442.12**	**975,751,371.71**

Available 2025-B Collections

Lease Payments Received	23,404,098.72
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,701,291.63
Net Sales Proceeds-scheduled terminations	5,837,882.02
Excess wear and tear included in Net Sales Proceeds	10,680.08
Excess mileage included in Net Sales Proceeds	89,348.02
Subtotal	44,943,272.37
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	125,825.56
Total Available Collections	**45,069,097.93**

Distribution on the Exchange Note

(1) Total Servicing Fee		904,053.71
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(3.94%)	3,315,721.59
(3) Exchange Note Principal Distributable Amount		34,113,070.41
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		6,736,252.22
Total Distribution		**45,069,097.93**

Available Funds ABS Notes

Total Exchange Note Payments	37,428,792.00
Reserve Account Draw Amount	0.00
Total Available Funds	**37,428,792.00**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,904,385.21
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	34,113,070.41
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	411,336.38
Total Distribution	**37,428,792.00**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	904,053.71	904,053.71	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,904,385.21	2,904,385.21	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	365,537.32	365,537.32	0.00
thereof on Class A-2B Notes	749,202.06	749,202.06	0.00
thereof on Class A-3 Notes	1,535,833.33	1,535,833.33	0.00
thereof on Class A-4 Notes	253,812.50	253,812.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,904,385.21	2,904,385.21	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	34,113,070.41	34,113,070.41	0.00
Principal Distribution Amount	34,113,070.41	34,113,070.41	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,000.41
Reserve Fund Amount - Beginning Balance	3,750,000.41
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,023.21
minus Net Investment Earnings	10,023.21
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,000.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,023.21
Net Investment Earnings on the Exchange Note Collection Account	115,802.35
Investment Earnings for the Collection Period	125,825.56

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,000,165.46	29,593
Securitization Value beginning of Collection Period	1,084,864,450.39	24,149
Principal portion of lease payments	13,979,774.61	
Terminations- Early	12,490,035.33	
Terminations- Scheduled	4,942,362.40	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,700,898.07	
Securitization Value end of Collection Period	1,050,751,379.98	23,653
Pool Factor	70.05%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	28.46	18.84
Weighted Average Seasoning (months)	12.25	22.02
Aggregate Base Residual Value	991,707,490.95	786,829,820.47
Cumulative Turn-in Ratio		52.95%
Proportion of base prepayment assumption realized life to date		87.25%
Actual lifetime prepayment speed		0.70%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,043,837,214.49	23,516	99.34%
31-60 Days Delinquent	4,388,628.50	88	0.42%
61-90 Days Delinquent	1,887,755.85	35	0.18%
91-120 Days Delinquent	637,781.14	14	0.06%
Total	1,050,751,379.98	23,653	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.240%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,753,761.41	33	20,777,010.90	432
Liquidation Proceeds	891,230.94		15,503,739.62	
Recoveries	447,431.67		2,912,404.66	
Principal Net Credit Loss / (Gain)	415,098.80		2,360,866.62	
Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	0.466%			
Prior Collection Period	0.060 %			
Second Prior Collection Period	0.302 %			
Third Prior Collection Period	0.293 %			
Four Month Average	0.280%			
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			0.157%	
Average Net Credit Loss / (Gain)			5,464.97	

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	18,379,534.39	463	226,360,131.33	5,506
Sales Proceeds and Other Payments Received	19,881,442.54		252,963,464.32	
Residual Loss / (Gain)	(1,501,908.15)		(26,603,332.99)	
Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(1.688)%			
Prior Collection Period	(1.769%)			
Second Prior Collection Period	(1.891%)			
Third Prior Collection Period	(2.212%)			
Four Month Average	(1.890)%			
Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(1.774)%	
Average Residual Loss / (Gain)			(4,831.70)	